EXHIBIT 4(l)


                  English Summary of Lease for Fab L2

Date:
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January 1, 2002.

Parties:
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SCIENCE-BASED INDUSTRIAL PARK ADMINISTRATION (the "Lessor").
AU Optronics Corp. (the "Lessee").

Leased Premises:
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The government-owned land containing 25,820 square meters, located on the land
Nos. 255-46, Gin-Shan Section of Science-Based Industrial Park, Hsin-Chu.

Leased Term:
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Commencing September 1, 2001 and expiring on December 31, 2020.

Rental:
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The rental shall be forty-seven New Taiwan Dollars and thirty cents (NT$47.3)
per square meter per month.

The total amount of monthly rental shall be one million two hundred twenty-one thousand two hundred eighty-six New Taiwan Dollars (NT$1,221,286).

During the terms of the Lease, should the government adjust the land price, Lessee agrees to adjust the rental as well. The rental which has been paid shall be increased or returned.


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